EXHIBIT 99.1

Innate Pharma To Present Nectin-4 Antibody Drug Conjugate IPH45 Preclinical Data At Aacr 2024

•IPH45 abstract selected for oral presentation at AACR Annual Meeting 2024
•Preclinical data support further development of IPH45, a differentiated topoisomerase I inhibitor ADC targeting Nectin-4, which is progressing towards the clinic

Marseille, France, March 6, 2024, 7:00 AM CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that an abstract regarding its preclinical asset IPH45, a novel and differentiated topoisomerase I inhibitor Antibody Drug Conjugate (ADC) targeting Nectin-4, has been selected for oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2024, taking place April 5-10 in San Diego, California.

“We are excited to present our findings on IPH45 at this year's AACR. IPH45 is a cutting-edge ADC that delivers a topoisomerase I inhibitor to tumors expressing Nectin-4. Our studies demonstrate that IPH45 effectively inhibits tumor growth both in vitro and in vivo, and it exhibits a favorable safety profile in preclinical studies," stated Prof. Eric Vivier, DVM, PhD, Chief Scientific Officer at Innate Pharma. "These promising results underscore the potential of IPH45 and reflect our dedication to pioneering the next wave of cancer treatments through advanced antibody engineering. Based on these encouraging data, we are eagerly advancing IPH45 towards clinical trials."

Details of the presentation
•    Preclinical characterization of IPH45, a novel topoisomerase I inhibitor ADC targeting Nectin 4 for the treatment of Nectin-4 expressing tumors
Abstract Presentation Number: 6582
Session Type: Minisymposium
Session Category: Experimental and Molecular Therapeutics
Session Title: Drug Discovery 2: New Therapies
Session Date/Time: Tuesday Apr 9, 2024 2:30 PM - 4:30 PM
More information can be found on the AACR website.

About IPH45
Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues. IPH45 is a novel topoisomerase I inhibitor Antibody Drug Conjugate (ADC) targeting Nectin-4. In non-clinical models, IPH45 is well tolerated and shows anti-tumor efficacy in vitro and in vivo. IPH45 is progressing towards First in Human Studies.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the

Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu